                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Bancorp Rhode Island, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   059690 10 7
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                  ---------------------------------------------
             (Date Of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ]   Rule 13d-1(b)
                       [ ]   Rule 13d-1(c)
                       [x]   Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

 ---------- --------------------------------------------------------------------------------------
     1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities
            Only)
                                Malcolm G. Chace
 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
     2      Check the Appropriate Box if a Member of a Group     (a) [ ]
            (See Instructions)                                   (b) [ ]

                                 Not Applicable
 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
     3      SEC Use Only

 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
     4      Citizenship or Place of Organization

                                  United States
 ---------- --------------------------------------------------------------------------------------
 ----------------------------------- --------- ---------------------------------------------------
Number of        5      Sole Voting Power
Shares                          140,730*
Beneficially -------------------------------------------------------------------------------------
Owned by         6      Shared Voting Power
Each                            468,158
Reporting    -------------------------------------------------------------------------------------
Person With      7      Sole Dispositive Power
                                140,730*
             -------------------------------------------------------------------------------------
                 8      Shared Dispositive Power
                                468,158
 ----------------------------------- --------- ---------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
     9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    608,888*
 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
    10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                               (See Instructions)

 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
    11      Percent of Class Represented by Amount in Row (9)

                                     15.6%
 ---------- --------------------------------------------------------------------------------------
 ---------- --------------------------------------------------------------------------------------
    12      Type of Reporting Person (See Instructions)

                                       IN
 ---------- --------------------------------------------------------------------------------------

---------------------------
*    Includes  1,000  shares of  Common  Stock  issuable  upon the  exercise  of currently exercisable stock options.

Item 1.
Item 1(a).  Name of Issuer.
            --------------

             Bancorp Rhode Island, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

             One Turks Head Place
             Providence, RI 02903

Item 2.

2(a).  Name of Person Filing.
       ---------------------

              Malcolm G. Chace

2(b).  Address or Principal Business Office or, if none, Residence.
       -----------------------------------------------------------

         c/o Point Gammon Corporation
         One Providence Washington Plaza, 4th Floor
         Providence, Rhode Island 02903

2(c).  Citizenship.
       -----------

         United States

2(d).  Title of Class of Securities.
       ----------------------------

         Common Stock, par value $0.01 per share

2(e).  CUSIP Number.
       ------------

         059690 10 7

Item 3.

         Not Applicable

Item 4.  Ownership.
         ---------

Provide the following  information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. a.

a.     Amount Beneficially Owned.
       -------------------------

As of January 16, 2004, the reporting person beneficially owned:  608,888 shares of Common  Stock,  (i) 139,730  shares of which are held in a Grantor Trust over which Mr. Chace has sole voting power and sole power to direct the  disposition,
(ii)  1,000  shares of which are  purchasable  upon the  exercise  of  currently exercisable  options,  (iii) 59,025 shares of which are held in trusts for which
Mr. Chace acts as  co-trustee  and over which Mr. Chace shares  voting power and the power to direct the  disposition,  (iv) 404,633  shares of which are held in trusts for which an immediate  family  member of Mr. Chace acts as a trustee and over which Mr. Chace is deemed to share voting power and the power to direct the disposition,  and (v) 4,500 shares of which are owned by Mr. Chace's spouse. Mr.
Chace  expressly  disclaims any economic or beneficial  interest in 9,625 of the shares held by certain trusts referenced in clause (iii).

b.       Percent of class.
         ----------------
             15.6%

c.       Number of shares as to which such person has:

i.       sole power to vote or to direct the vote ...................140,730*
ii.      shared power to vote or to direct the vote..................468,158
iii.     sole power to dispose or to direct the disposition of ......140,730*
iv.      shared power to dispose or to direct the disposition of.....468,158

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

         Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
        -------------------------------------------------------------------------------------
        Reported on by the Parent Holding Company or Control Person.
        -----------------------------------------------------------

         Not Applicable

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

         Not Applicable

Item 9. Notice of Dissolution of Group.
        ------------------------------

         Not Applicable

Item 10. Certifications.
         --------------

         Not Applicable

Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated    January 27, 2003

                  /s/ Malcolm G. Chace
                  --------------------
Name/Title            Malcolm G. Chace

------------------------

* Includes  1,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options.